February 20, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Danger, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-148187)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Danger, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-148187), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on December 19, 2007.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering. The Registrant also notifies the Commission that the Registrant has entered into an Agreement and Plan of Merger with Microsoft Corporation (“Microsoft”) and certain other parties, pursuant to which, assuming the satisfaction or waiver of all closing conditions thereto, the Registrant will become a wholly-owned subsidiary of Microsoft.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Danger, Inc., 3101 Park Blvd., Palo Alto, California 94306, facsimile number (650) 644-0513, with a copy to the Company’s counsel, Cooley Godward Kronish LLP, Attn: Mark P. Tanoury, Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155, facsimile number (650) 849-7400.

If you have any questions with respect to this matter, please contact Mark P. Tanoury or Chadwick L. Mills of Cooley Godward Kronish LLP at (650) 843-5016 or (650) 843-5654, respectively.

Sincerely,

DANGER, INC.

/s/ Scott L. Darling
Scott L. Darling, Esq. Vice President and General Counsel

cc:	Mark P. Tanoury
Chadwick L. Mills